Dreyfus Short-Intermediate Government Fund

ANNUAL REPORT November 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Short-Intermediate Government Fund, covering the 12-month period from December 1, 2004, through November 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's primary portfolio manager, Catherine Powers.

The U.S. economy demonstrated remarkable resiliency over the past six months, expanding at a steady pace despite the headwinds of soaring energy prices, higher interest rates and the dislocations caused by the Gulf Coast hurricanes. Low inflation expectations among U.S. investors and robust demand from overseas investors appear to have helped longer-term U.S. government securities withstand the potentially eroding effects of rising short-term interest rates. However, a rising federal funds rate has continued to put pressure on short-term bonds, and to a lesser extent, intermediate-term bonds.

As the end of 2005 approaches, the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the U.S. bond market in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

Catherine Powers, Primary Portfolio Manager

How did Dreyfus Short-Intermediate Government Fund perform relative to its benchmark?

For the 12-month period ended November 30, 2005, the fund achieved a total return of 1.85%.[1] In comparison, the fund's benchmark, the Merrill Lynch Governments, U.S. Treasury, Short-Term (1–3 Years) Index (the "Index"), achieved a total return of 1.49%.[2]

Although short-term U.S. government securities were adversely affected by rising short-term interest rates during the reporting period, intermediate-term securities fared better due to generally low inflation expectations and robust investor demand. The fund produced higher returns than the Index, primarily due to relatively strong contributions from our yield-curve strategy as well as the fund's holdings of mortgage-backed securities and Treasury Inflation Protected Securities ("TIPS").

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income. To pursue its goal, the fund normally invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and in repurchase agreements collateralized by such securities. The fund may invest up to 35% of its assets in mortgage-related securities issued by U.S. government agencies, such as mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, and collateralized mortgage obligations ("CMOs"). These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government. The fund generally maintains an average effective duration of three years or less.

What other factors affected the fund's performance?

The fund was primarily influenced by rising interest rates and low inflation expectations in a steadily recovering U.S. economy. In its ongoing attempt to forestall potential inflationary pressures by moving away from its previously accommodative monetary policy, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates at each of eight meetings of its Federal Open Market Committee over the reporting period. As a result, the overnight federal funds rate climbed from 2% at the start of the reporting period to 4% at the end. As expected, rising interest rates eroded prices of short-term fixed-income securities. Contrary to previous tightening cycles, however, prices of most longer-term bonds rose compared to one year earlier.

We attribute the resilience of longer-term bonds partly to investors' confidence in the Fed's inflation-fighting abilities. Despite soaring energy prices during much of 2005, the "core" rate of inflation, which excludes energy and food, remained subdued. In addition, longer-term bond prices were buoyed by robust demand from foreign and domestic investors seeking competitive levels of income from high-quality securities. However, bond prices began to show signs of weakness toward the end of the reporting period amid evidence of stronger-than-expected economic growth, suggesting that investors might be growing more concerned about inflation.

Similar to previous periods of tightening monetary policy, the yield difference, or "spread," between short- and long-term bonds narrowed over the course of the reporting period. In seeking to capitalize on a flattening curve, we implemented a "barbelled" yield-curve strategy, in which relatively concentrated positions near the short and long ends of the fund's maturity range were established, and these positions generally outperformed intermediate bonds. Later in the reporting period, when it became clearer that the reduction in yield spreads was nearing its end, we adopted a more "bulleted" yield curve strategy that emphasized securities in the three- to five-year maturity range.

The fund also achieved relatively strong returns through its investments in mortgage-backed securities issued by U.S. government agencies, which are not represented in the Index. We focused primarily on 15-year fixed-rate mortgages and five-year balloon mortgages that offered incrementally higher yields than were available from U.S. Treasury securities. We also allocated a portion of the fund's assets to higher-yielding project loans issued by the Government National Mortgage Association ("Ginnie Mae"), which also helped bolster returns. Finally, at times during the reporting period, the fund held significant positions in TIPS, which gained value due to increases in the Consumer Price Index stemming from sharply higher oil and gas prices.

What is the fund's current strategy?

We have maintained a defensive investment posture given that yield spreads are narrow across most fixed-income sectors. As we still expect a few more rate hikes by the Fed, the fund's yield-curve and duration management strategies are close to those of the Index. Opportunistically, we are overweight in TIPS as inflation accruals have been unusually high with the rise in energy prices. In the mortgage-backed securities market, we have favored shorter-term securities with minimal convexity risk. In our view, these are prudent strategies in an environment of low-risk premiums.

December 15, 2005

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Governments, U.S. Treasury, Short-Term (1-3 Years) Index is an unmanaged performance benchmark for Treasury securities with maturities of one to three years; issues in the index must have par amounts outstanding greater than or equal to $1 billion.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Short-Intermediate Government Fund and the Merrill Lynch Governments, U.S. Treasury, Short-Term (1-3 Years) Index

Average Annual Total Returns *as of 11/30/05*

	1 Year	5 Years	10 Years
Fund	**1.85%**	**3.28%**	**4.32%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Short-Intermediate Government Fund on 11/30/95 to a $10,000 investment made in the Merrill Lynch Governments, U.S. Treasury, Short-Term (1-3 Years) Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account fees and expenses. The Index, unlike the fund, is an unmanaged performance benchmark for Treasury securities with maturities of 1-3 years; issues in the Index must have par amounts outstanding greater than or equal to $1 billion. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Short-Intermediate Government Fund from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.67
Ending value (after expenses)	$1,004.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.70
Ending value (after expenses)	$1,021.41

† *Expenses are equal to the fund's annualized expense ratio of .73%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

Bonds and Notes—97.2%	Principal Amount ($)	Value ($)
U.S. Government—65.2%		
U.S. Treasury Inflation Protected Securities,		
3.375%, 1/15/2007	18,738,644 a	18,917,616
U.S. Treasury Notes:		
1.5%, 3/31/2006	19,300,000	19,140,929
1.625%, 2/28/2006	14,465,000 b	14,388,162
2.25%, 2/15/2007	9,160,000	8,929,168
2.5%, 9/30/2006	29,465,000	29,011,534
3%, 12/31/2006	77,905,000	76,744,995
3.5%, 2/15/2010	9,630,000	9,289,945
		176,422,349
U.S. Government Agencies—5.4%		
Federal Home Loan Banks,		
Bonds, 4.125%, 2007	5,550,000	5,491,781
Federal National Mortgage Association:		
Notes, 0%, 5/15/2014	9,600,000	6,329,472
Notes, 4.375%, 9/7/2007	2,775,000	2,755,880
		14,577,133
U.S. Government Agencies/Mortgage-Backed—26.6%		
Federal Home Loan Mortgage Corp.:		
3.5%, 9/1/2010	410,109	390,884
4%, 1/01/2010-4/1/2010	21,140,554	20,612,922
4.5%, 2/1/2010	1,890,411	1,865,004
5%, 5/1/2010-7/1/2010	4,844,757	4,841,705
Structured Pass-Through Cfts.,		
Ser. T-007, Cl. A6, 7.03%, 8/25/2028	709,896	708,711
Federal National Mortgage Association:		
4%, 2/1/2010-5/1/2010	2,739,058	2,651,737
5%, 2/1/2018-5/1/2018	5,795,759	5,723,441
6%	4,325,000 c	4,416,906
6%, 10/1/2013	2,849,332	2,911,647
REMIC, Trust Gtd. Pass-Through Ctfs.,		
Ser. 2003-54, Cl PB, 4%, 9/25/2017	1,106,126	1,102,480
Whole Loan:		
Ser. 2001-W1, Cl. AF6, 6.802%, 7/25/2031	2,138,905	2,133,858
Ser. 2001-W2, Cl. AF6, 6.089%, 10/25/2031	4,388,059	4,390,998

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Government National Mortgage Association:		
Ser. 2003-96, Cl. B, 3.6072%, 8/16/2018	580,000	563,528
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019	635,993	607,716
Ser. 2004-51, Cl. A, 4.145%, 2/16/2018	486,238	476,794
Ser. 2004-77, Cl. A, 3.402%, 3/16/2020	1,276,254	1,231,985
Ser. 2004-97, Cl. AB, 3.084%, 4/16/2022	751,946	719,787
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	987,579	960,361
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	1,050,000	1,029,168
Ser. 2005-34, Cl. A, 3.956%, 9/16/2021	1,249,822	1,222,521
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020	1,423,283	1,392,978
Ser. 2005-50, Cl. A, 4.015%, 11/16/2026	1,362,968	1,328,843
Ser. 2005-52, Cl. A, 4.287%, 1/16/2030	565,579	554,058
Ser. 2005-59, Cl. A, 4.388%, 5/16/2023	486,596	478,757
Ser. 2005-67, Cl. A, 4.217%, 6/16/2021	1,986,314	1,949,014
Ser. 2005-79, Cl. A, 3.998%, 10/16/2033	674,124	654,883
Ser. 2005-87, Cl. A, 4.449%, 5/16/2025	800,000	786,440
Ser. 2005-90, Cl. A, 3.76%, 9/16/2028	1,400,000	1,350,344
U.S. Government Gtd. Development Participation Ctfs., (Gtd. By Small Business Administration)		
Ser. 1997-20G, Cl.1, 6.85%, 7/1/2017	4,316,469	4,523,532
Vendee Mortgage Trust II,		
Ser. 2001-1, Cl. H, 7%, 2007	466,927	472,607
		72,053,609
Total Bonds and Notes		
(cost $265,032,262)		**263,053,091**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Put Options;		
U.S. Treasury Notes, 4.25%, 8/15/2015		
February 2006 @ 97.171		
(cost $34,313)	2,745,000	**23,525**

Short-Term Investments−4.3%	Principal Amount ($)	Value ($)
U.S. Government Agency−2.2%		
Federal National Mortgage Association, 3.9364%, 12/15/2005	4,475,000	4,468,213
Federal Reserve Bank, 3.99%, 12/30/2005	1,350,000	1,345,661
		5,813,874
U.S. Treasury Bills−2.1%		
3.54%, 1/26/2006	5,725,000	**5,692,196**
Total Short-Term Investments (cost $11,506,235)		**11,506,070**
Total Investments (cost $276,572,810)	**101.5%**	**274,582,686**
Liabilities, Less Cash and Receivables	**(1.5%)**	**(3,997,886)**
Net Assets	**100.0%**	**270,584,800**

[a] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

[b] *Partially held by a broker as collateral for open financial futures positions.*

[c] *Purchased on a forward commitment basis.*

Portfolio Summary†

	Value (%)		Value (%)
U.S. Government	65.2	Short-Term Investments	4.3
U.S. Government Agencies	5.4	Futures/Options	.1
U.S. Government Agencies/ Mortgage Backed	26.6		**101.6**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

November 30, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 11/30/2005 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	230	47,171,563	March 2006	(25,157)
U.S. Treasury 10 Year Notes	25	2,713,281	March 2006	(16,992)
Financial Futures Short				
U.S. Treasury 5 Year Notes	95	10,064,063	March 2006	46,758
U.S. Treasury 30 Year Bonds	70	7,859,688	December 2006	215,313
				219,922

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

November 30, 2005

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
March 2006 10 Year Future		
January 2006 @ 111	5,000,000	6,250
U.S. Treasury Notes, 4.25%, 8/15/2015		
December 2005 @ 102.796875	5,555,000	1
Put Options:		
March 2006 10 Year Future		
January 2006 @ 107	5,000,000	16,406
U.S. Treasury Notes, 4.25%, 8/15/2015		
December 2005 @ 98.046875	5,555,000	26,664
U.S. Treasury Notes, 4.25%, 8/15/2015		
February 2006 @ 95.609	5,490,000	18,446
(Premiums received $99,254)		**67,767**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	276,572,810	274,582,686
Cash		540,635
Receivable for investment securities sold		19,478,773
Interest receivable		2,092,973
Receivable for shares of Beneficial Interest subscribed		12,551
Prepaid expenses		11,007
		296,718,625
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		124,944
Payable for investment securities purchased		24,334,958
Payable for shares of Beneficial Interest redeemed		1,497,455
Outstanding options written, at value (premiums received $99,254)–See Statement of Options Written		67,767
Payable for futures variation margin–Note 4		10,703
Accrued expenses		97,998
		26,133,825
Net Assets ($)		**270,584,800**
Composition of Net Assets ($):		
Paid-in capital		323,453,318
Accumulated undistributed investment income–net		1,269,062
Accumulated net realized gain (loss) on investments		(52,398,865)
Accumulated net unrealized appreciation (depreciation) on investments (including $219,922 net unrealized appreciation on financial futures)		(1,738,715)
Net Assets ($)		**270,584,800**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		26,018,795
Net Asset Value, offering and redemption price per share ($)		**10.40**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2005

Investment Income ($):	
Interest Income	**9,608,602**
Expenses:	
Management fee–Note 3(a)	1,475,423
Shareholder servicing costs–Note 3(b)	552,213
Professional fees	57,763
Prospectus and shareholders' reports	34,899
Registration fees	29,638
Custodian fees–Note 3(b)	23,259
Trustees' fees and expenses–Note 3(c)	10,769
Loan commitment fees–Note 2	1,333
Miscellaneous	17,113
Total Expenses	**2,202,410**
Less–reduction in custody fees due to earnings credit–Note 1(b)	(41,383)
Net Expenses	**2,161,027**
Investment Income–Net	**7,447,575**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(488,977)
Net realized gain (loss) on financial futures	(183,144)
Net realized gain (loss) on options transactions	31,138
Net Realized Gain (Loss)	**(640,983)**
Net unrealized appreciation (depreciation) on investments and options transactions (including $255,750 net unrealized appreciation on financial futures)	(1,328,761)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,969,744)**
Net Increase in Net Assets Resulting from Operations	**5,477,831**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2005	2004
Operations ($):		
Investment income–net	7,447,575	7,237,884
Net realized gain (loss) on investments	(640,983)	(5,179,115)
Net unrealized appreciation (depreciation) on investments	(1,328,761)	(2,755,050)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,477,831**	**(696,281)**
Dividends to Shareholders from ($):		
Investment income–net	**(9,665,847)**	**(10,045,295)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	55,516,689	77,011,415
Dividends reinvested	8,587,766	8,884,194
Cost of shares redeemed	(126,344,864)	(179,976,127)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(62,240,409)**	**(94,080,518)**
Total Increase (Decrease) in Net Assets	**(66,428,425)**	**(104,822,094)**
Net Assets ($):		
Beginning of Period	337,013,225	441,835,319
End of Period	**270,584,800**	**337,013,225**
Undistributed investment income–net	1,269,062	1,213,644
Capital Share Transactions (Shares):		
Shares sold	5,292,591	7,205,415
Shares issued for dividends reinvested	818,440	833,871
Shares redeemed	(12,030,761)	(16,857,272)
Net Increase (Decrease) in Shares Outstanding	**(5,919,730)**	**(8,817,986)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended November 30,			
	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	10.55	10.84	10.89	10.93	10.57
Investment Operations:					
Investment income−net	.26[b]	.20[b]	.21[b]	.33[b]	.48
Net realized and unrealized gain (loss) on investments	(.07)	(.21)	.16	.01	.37
Total from Investment Operations	.19	(.01)	.37	.34	.85
Distributions:					
Dividends from investment income−net	(.34)	(.28)	(.42)	(.38)	(.49)
Net asset value, end of period	10.40	10.55	10.84	10.89	10.93
Total Return (%)	1.85	(.06)	3.42	3.19	8.14
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.75	.71	.76	.74	.73
Ratio of net expenses to average net assets	.73	.71	.76	.74	.73
Ratio of net investment income to average net assets	2.52	1.89	1.91	3.04	4.42
Portfolio Turnover Rate	238.54[c]	1,089.68[c]	1,218.30	1,063.40	1,459.21
Net Assets, end of period ($ x 1,000)	270,585	337,013	441,835	473,925	484,070

[a] As required, effective December 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended November 30, 2002, was to decrease net investment income per share by $.06, increase net realized and unrealized gain (loss) on investments per share by $.06 and decrease the ratio of net investment income to average net assets from 3.54% to 3.04%. Per share data and ratios/supplemental data for periods prior to December 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended November 30, 2005 and November 30, 2004 were 231.83% and 1,076.53%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Short-Intermediate Government Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the
"Act"), as a diversified open-end management investment company. The
fund's investment objective is to maximize total return, consisting of
capital appreciation and current income. The Dreyfus Corporation (the
"Manager") serves as the fund's investment adviser. The Manager is a
wholly-owned subsidiary of Mellon Financial Corporation ("Mellon
Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-
owned subsidiary of the Manager, is the distributor of the fund's shares,
which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S.
generally accepted accounting principles, which may require the use
of management estimates and assumptions. Actual results could differ
from those estimates.

The fund enters into contracts that contain a variety of indemnifica-
tions. The fund's maximum exposure under these arrangements is
unknown. The fund does not anticipate recognizing any loss related to
these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-
term investments (other than U.S. Treasury Bills), financial futures and
options) are valued each business day by an independent pricing service
(the "Service") approved by the Board of Trustees. Investments for
which quoted bid prices are readily available and are representative of
the bid side of the market in the judgment of the Service are valued at
the mean between the quoted bid prices (as obtained by the Service
from dealers in such securities) and asked prices (as calculated by the
Service based upon its evaluation of the market for such securities).
Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods
which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from
dealers; and general market conditions. Securities for which there are

no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable pro-visions of the Code, and to make distributions of taxable income suffi-cient to relieve it from substantially all federal income and excise taxes.

At November 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,481,338, accumu-lated capital losses $51,660,784 and unrealized depreciation $2,270,190. In addition, the fund had $418,882 of capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to November 30, 2005. If not applied, $4,454,301 of the carryover expires in fiscal 2006, $16,361,703 expires in fiscal 2007, $5,954,353 expires in fiscal 2008, $11,118,684 expires in fiscal 2010, $10,918,861 expires in fiscal 2012 and $2,852,882 expires in fiscal 2013. The amount of this loss which can be utilized in subsequent years is subject to an annual limitation due to the fund's merger with Dreyfus U.S. Treasury Short Term Fund in fiscal 2001.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005 and November 30, 2004 were as follows: ordinary income $9,665,847 and $10,045,295, respectively.

During the period ended November 30, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for amortization of premiums, treasury inflation protected securities, paydown gains and losses on mortgage-backed securities and expiration of capital loss carryovers, the fund increased accumulated undistributed investment income-net by $2,273,690, increased accumulated net realized gain (loss) on investments by $1,216,266 and decreased paid-in capital by $3,489,956. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended November 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1 ½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear the amount of such excess expenses. During the period ended November 30, 2005, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2005, the fund was charged $190,811 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $155,273 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended November 30, 2005, the fund was charged $23,259 pursuant to the custody agreement.

During the period ended November 30, 2005, the fund was charged $3,453 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $95,396, shareholder services plan fees $2,000, chief compliance officer fees $1,548 and transfer agency per account fees $26,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and options transactions during the period ended November 30, 2005, amounted to $685,221,354 and $704,040,950, respectively, of which $19,262,070 in purchases and $19,278,522 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at November 30, 2005, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the fund's call/put options written for the period ended November 30, 2005:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding November 30, 2004	–	–		
Contracts written	72,680,000	228,264		
Contracts Terminated:				
Closed	6,200,000	33,422	85,250	(51,828)
Expired	39,880,000	95,588	–	95,588
Contracts outstanding November 30, 2005	**26,600,000**	**99,254**		

At November 30, 2005, the cost of investments for federal income tax purposes was $276,885,476; accordingly, accumulated net unrealized depreciation on investments was $2,302,790, consisting of $447,958 gross unrealized appreciation and $2,750,748 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Short-Intermediate Government Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Short-Intermediate Government Fund, including the statements of investments, options written and financial futures, as of November 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of November 30, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Short-Intermediate Government Fund at November 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 11, 2006

For state individual income tax purposes, the fund hereby designates 66.41% of the ordinary income dividends paid during its fiscal year ended November 30, 2005 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Colombia.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees for the fund held on July 12-13, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the Fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio and placed significant emphasis on comparisons to a group of comparable funds and Lipper

category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the Fund. The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that for the 3-year and 10-year periods, the fund's income yield performance was above the Lipper category average, ranked in the top half of the Lipper category and was above the comparison group average and ranked in the top half of the comparison group. The Board further noted that the income yield performance ranked in the middle of the comparison group for the 5-year period and was ranked in the bottom half of the comparison group for the 1-year period. The fund's total return performance for the 1-year period was above the Lipper category average, ranked in the top half of the Lipper category and was above the comparison group average and ranked in the top half of the comparison group. The fund's total return performance was below the comparison group average for the 3-year, 5-year and 10-year periods (although ranked just below the comparison group average in each instance), was ranked in the bottom half of the comparison group for the 3-year and 5-year periods and was ranked in the middle of the comparison group for the 10-year period. The Board also noted that the fund's more recent 3-month and 5-month total return performance was above the Lipper category average and ranked in the top half of the comparison group and Lipper category. The Board members noted that a new portfolio management team for the fund was appointed in January 2005. The Board members also discussed the fund's management fee and expense ratio, and reviewed the range of management fees and expense ratios for the funds in the comparison group. The fund's management fee ranked in the bottom half (i.e., was higher than most others) of the comparison group funds. The Board noted that the fund's total expense ratio was the same as the comparison group but lower than the Lipper category averages.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, poli-

cies and strategies as the fund of which there was one (the "Similar Fund"), and noted that there were no separate accounts managed or sub-advised by the Manager or its affiliates with similar investment objective, policies and strategies as the fund. The Similar Fund was a mutual fund included in the "Short U.S. Government Funds" funds category by Lipper. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the decline in fund assets, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board concluded that it generally was satisfied with the fund's income yield performance as compared to the Lipper category and comparison group, and with the fund's total return performance, as well as with the change in the Fund's portfolio management team which occurred in January 2005.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

David W. Burke (69)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

————————

Whitney I. Gerard (71)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

————————

Arthur A. Hartman (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

————————

George L. Perry (71)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Short-Intermediate Government Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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